MOL Plc.
Finance

20th January, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.



Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683




INVESTOR NEWS

20 January 2005

MOL has concluded a long-term supply agreement with Lukoil

MOL Hungarian Oil and Gas Company hereby announces that on 19 January 2005 it concluded a five-year agreement with Lukoil International Trading and Supply company to supply 5 million tonnes/year crude oil to Hungary and Slovakia. The MOL Group currently also has short-term crude oil supply agreements with Lukoil, this long term agreement was concluded based on the positive experiences between the parties.

Lukoil is the dominant vertically integrated oil company in Russia. Its activities include oil and gas exploration, production of approximately 90 million tons of crude oil per annum, processing and marketing.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924